UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corporation
1188 West Georgia Street, Suite 1200
Vancouver, British Columbia, V6E 4A2
Phone (604) 685 6375
www.evolvinggold.com

NEWS RELEASE

Data review on Winnemucca Mountain property reveals 2.2 ounces (68.6 grams) per ton gold over 5 feet (1.5 meters) in drill intercept.

Vancouver, British Columbia, February 18, 2005: Evolving Gold Corporation (CNQ:GOLD) is pleased to report that a preliminary review of an extensive database of previous exploration programs, including historical reverse circulation drilling results, has provided positive information, including a five foot (1.5 meter) drill intercept containing 2.2 ounces per ton (68.6 grams per ton) gold. This drill intercept, which has never been followed up, is located approximately 1,600 feet (500 meters) north-west of a gold-mineralized zone (the Swordfish Zone) within which gold grades are reported to range up to 0.125 ounces (3.9 grams) per ton gold over a 43.5 feet (13.7 meter) interval.

Evolving Gold (the "Company") earlier announced (see press release dated December 6, 2004) that it had entered into an option agreement with Golden Sands Exploration Inc. to acquire a 100 percent interest in the Winnemucca Mountain property, subject to a 2% net smelter royalty. The property consists of 72 unpatented mineral claims covering about 560 hectares in Humboldt County, in northwestern Nevada. The property, which has excellent road access, is located about 25 km northwest of Newmont's Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

The property is situated near the northern end of the highly productive Battle Mountain-Eureka gold trend, and is underlain by Triassic age sediments and Cretaceous and Tertiary age intrusive rocks. Previous exploration work by Santa Fe Pacific Mining (now Newmont) focused on the pediment-covered Swordfish Zone between 1988 and 1990. Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone, and reported results ranging up to 13.7 meters averaging 3.9 grams per ton gold. Santa Fe also calculated a resource within this one zone of 4.15 million tons grading 0.82 grams per ton gold (this historical resource is not NI 43-101 compliant, has not been verified by the Company, is presented for disclosure purposes only, and should not be relied on).

Near the end of Santa Fe's tenure on the property, a step-out hole, approximately 500 meters northeast of the Swordfish Zone, encountered 2.2 ounces per ton (68.6 grams per ton) gold across a 5 foot (1.5 meter) hole length, at what is now called the SF Extension Zone. This intercept has never been followed up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated, and that higher gold grades may occur in structurally-controlled zones northeast of Swordfish. The SF Extension, and beyond to the northeast, is a high-priority drill target for the Company.

In addition to the Swordfish and SF Extension areas, additional exploration targets have been identified and are comprised of multiple outcropping vein-style occurrences reported to carry anomalous gold values that have yet to be explored in detail.

Evolving Gold plans to complete a more detailed compilation of existing data, followed by a field program during the 2005 spring and summer months which will consist of surface geological mapping, geophysics, and drilling of the higher priority targets.

In compliance with NI 43-101, Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the technical accuracy of this news release. Insufficient information is available to determine true width of drill intercepts. An independent NI 43-101 compliant technical report has been submitted.

On behalf of Evolving Gold Corporation

Lawrence A. Dick, Ph.D., P.Geo.

President

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

EVOLVING GOLD CORP. (the "Issuer")
Suite 1200, 1188 West Georgia Street
Vancouver, B.C., V6E 4A2

Telephone: (604) 685-6375

Item 2 Date of Material Change

February 18, 2005

Item 3 News Release

News Release dated February 18, 2005 was disseminated via Stockwatch, Vancouver, British Columbia on February 18, 2005 and filed on SEDAR on February 21, 2005.

Item 4 Summary of Material Change

On February 18, 2005, the Issuer announced that a report on a preliminary review of an extensive database of previous exploration programs on the Winnemuccca Mountain Property provided positive information.

Item 5 Full Description of Material Change

On February 18, 2005, further to the press release dated December 6, 2004, wherein the Issuer announced that it had entered into an option agreement with Golden Sands Exploration Inc. to acquire a 100 percent interest in the Winnemucca Mountain Property, subject to a 2% net smelter royalty, the Issuer announced that a report on a preliminary review of an extensive database of previous exploration programs on the Winnemucca Mountain Property, including historical reverse circulation drilling results, has provided positive information. Such information includes a five foot (1.5 meter) drill intercept containing 2.2 ounces per ton (68.6 grams per ton) gold. This drill intercept, which has never been followed up, is located approximately 1,600 feet (500 meters) north-west of a gold-mineralized zone (the Swordfish Zone) within which gold grades are reported to range up to 0.125 ounces (3.9 grams) per ton gold over a 43.5 feet (13.7 meter) interval.

The Winnemucca Mountain Property consists of 72 unpatented mineral claims covering about 560 hectares in Humboldt County, in northwestern Nevada. The property, which has excellent road access, is located about 25 km northwest of Newmont Mining Corporation's Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

The Winnemucca Mountain Property is situated near the northern end of the highly productive Battle Mountain-Eureka gold trend, and is underlain by Triassic age sediments and Cretaceous and Tertiary age intrusive rocks. Previous exploration work by Santa Fe Pacific Mining Inc. (now Newmont Mining Corporation) focused on the pediment-covered Swordfish Zone between 1988 and 1990. Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone, and reported results ranging up to 13.7 meters averaging 3.9 grams per ton gold. Santa Fe also calculated a resource within this one zone of 4.15 million tons grading 0.82 grams per ton gold (this historical resource is not NI 43-101 compliant, has not been verified by the Company, is presented for disclosure purposes only, and should not be relied on).

Near the end of Santa Fe's tenure on the property, a step-out hole, approximately 500 meters northeast of the Swordfish Zone, encountered 2.2 ounces per ton (68.6 grams per ton) gold across a 5 foot (1.5 meter) hole length, at what is now called the SF Extension Zone. This intercept has never been followed up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated, and that higher gold grades may occur in structurally-controlled zones northeast of Swordfish. The SF Extension, and beyond to the northeast, is a high-priority drill target for the Company.

In addition to the Swordfish and SF Extension areas, additional exploration targets have been identified and are comprised of multiple outcropping vein-style occurrences reported to carry anomalous gold values that have yet to be explored in detail.

The Issuer plans to complete a more detailed compilation of existing data, followed by a field program during the 2005 spring and summer months which will consist of surface geological mapping, geophysics, and drilling of the higher priority targets.

In compliance with NI 43-101, Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the technical accuracy of this news release. Insufficient information is available to determine true width of drill intercepts. An independent NI 43-101 compliant technical report has been submitted.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Lawrence A. Dick, President and CEO
Telephone: (604) 685-6375

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 22nd day of February, 2005.

EVOLVING GOLD CORP.

Per: /s/ Lawrence A. Dick
 Authorized Signatory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: February 22, 2005

/s/ Lawrence A. Dick
______________________________________
Name: Lawrence A. Dick
Title: President and CEO